UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No.13)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 23, 2002
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  Introduction

      This Amendment No. 13 amends and supplements the Schedule 13D, dated September 28, 2001, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by MM Companies, Inc., formerly known as musicmaker.com, Inc. ("MM Companies"), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value, of Liquid Audio, Inc., a Delaware corporation (the "Company").

      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

      On July 23, 2002, MM Companies filed an action against the Company ,its board of directors and Alliance Entertainment Corp. in the Court of Chancery of the State of Delaware In and For New Castle County seeking injunctive and other relief with respect to the consummation of the proposed merger between the Company and Alliance Entertainment Corp., the effectuation and enforcement of the merger agreement between the Company and Alliance Entertainment Corp., the consummation of the Company's proposed self-tender offer, the reduction of the "trigger" of the Company's stockholder rights plan, and the effectuation and enforcement of the Company's stockholder rights plan to the extent that it interferes with the exercise by the Company's stockholders of their right to vote (collectively, the "Merger Related Actions"). In such action, MM Companies alleges, among other things, that the Company's board of directors breached its fiduciary duty by adopting and approving the Merger Related Actions and requests that the Court of Chancery declare the Merger Related Actions illegal and invalid or void. MM Companies also alleges that Alliance Entertainment Corp. aided and abetted the breach of fiduciary duty by the Company's board of directors. A copy of the complaint is attached hereto as Exhibit 99.21.

      Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

      99.21 Complaint filed July 23, 2002 against Liquid Audio, Inc., its board of directors and Alliance Entertainment Corp. in the Court of Chancery of the State of Delaware In and For New Castle County.


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

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 26, 2002

                                       MM COMPANIES, INC.


                                       By /s/ James A. Mitarotonda
                                          -------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and Chief Executive
                                              Officer

                                       JEWELCOR MANAGEMENT, INC.


                                       By /s/ Rick Huffsmith
                                          --------------------------------
                                       Name:  Rick Huffsmith
                                       Title: Vice President and General
                                              Counsel

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By /s/ James A. Mitarotonda
                                          ---------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and Chief Executive
                                              Officer

                                       RAMIUS SECURITIES, LLC

                                       By:  Ramius Capital Group, LLC, its
                                            managing member

                                       By /s/ Marran Ogilvie
                                         --------------------------------
                                       Name:   Marran Ogilvie
                                       Title:  Authorized Signatory

                                       DOMROSE SONS PARTNERSHIP


                                       By /s/ James A. Mitarotonda
                                          -------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Partner


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